Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

September 4, 2018

VIA EDGAR

Julie Griffiths

Anne Parker

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Churchill Capital Corp
Registration Statement on Form S-1
Filed August 20, 2018, as amended
File No. 333-226928

Dear Ms. Griffiths and Ms. Parker:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Churchill Capital Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, September 6, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,038 copies of the Preliminary Prospectus dated September 4, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Raphie Syed
	Name:	Raphie Syed
	Title:	Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]